Annual Notice Dated May 1, 2026

JANUS ANNUITY
Issued through
Transamerica Life Insurance Company

WRL Series Annuity Account B
This Annual Disclosure Notice (“Notice”) provides certain updated information about Your Janus Annuity, a flexible payment variable accumulation deferred annuity contract (“Contract”), which is no longer available for purchase.

Transamerica Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Contract in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable annuity offerings. Updated audited financial statements for Transamerica Life Insurance Company and for WRL Series Annuity Account B (“Separate Account”) are available, free of charge, at https://dfinview.com/Transamerica/TAHD/89358R127?site=VAVUL. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Contract (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call (800)525-6205, Monday through Thursday 8 - 6:30, or Friday 8 - 5:30 ET.

Your Contract prospectus dated May 1, 2004, as supplemented, are incorporated herein by reference and contains more information about the Contract’s features, benefits, and risks.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

SPECIAL TERMS	3
SUMMARY OF CONTRACT FEATURES THAT HAVE CHANGED	4
important INFORMATION you should consider about the Contract	5
INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT	6

SPECIAL TERMS
Account Value - The sum of the Variable Accumulated Value and the general account options accumulated value.
Accumulation Period – The period between the Contract date and the Maturity Date while the Contract is in force.
Administrative Office and Service Center - Transamerica Life Insurance Company, Attention: Customer Care Group, 6400 C Street SW, Cedar Rapids, IA 52499, (800)525-6205.
Annuity Value – The sum of the Separate Account Value and the Fixed Account value at the end of any valuation period.
Cash Value - The Annuity Value less the annual Contract charge and any applicable Premium taxes.
Fixed Account - An option to which You can direct Your money under the Contract, other than the Separate Account. It provides a guarantee of principal and interest. The assets supporting the Fixed Account are held in the general account. The Fixed Account is not available in all states.
Fixed Account Value - During the accumulation period, Your Contract's value in the Fixed Account.
Maturity Date - The date on which the Accumulation Period ends and annuity payments begin. The latest Maturity Date is the annuitant's 90th birthday.
Owner (You, Your) — The person who may exercise all rights and privileges under the Contract. The Owner during the lifetime of the annuitant and before the annuity commencement date is the person designated as the Owner in the information that we require to issue a Contract.
Portfolio - A separate investment Portfolio of the Trust.
Purchase Payments/Premium - Amounts paid by an Owner or on the Owner's behalf to Transamerica as consideration for the benefits provided by the Contract. When we use the term "Purchase Payment" or “Premium” in this prospectus, it has the same meaning as "net payment" in the Contract, which means the Purchase Payment less any applicable Premium taxes.
Separate Account – WRL Series Annuity Account B, a Separate Account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which Purchase Payments under the policies may be allocated.
Separate Account Value - During the accumulation period, your Contract's value in the Separate Account, which equals the sum of the values in each Subaccount.
Subaccount - A subdivision of the Separate Account that invests exclusively in the shares of a specified Portfolio and supports the Contracts. Subaccounts corresponding to each Portfolio hold assets under the Contract during the accumulation period. Other Subaccounts corresponding to each Portfolio will hold assets after the Maturity Date if you select a variable annuity payment option.

SUMMARY OF CONTRACT FEATURES THAT HAVE CHANGED
The information in this Notice is a summary of certain Contract features that have changed since the last current Prospectus. This may not reflect all of the changes that have occurred since You entered into Your Contract.
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For changes in the names of certain Portfolios and/or Advisers/Subadvisors please refer to the Appendix – Investment Options Available Under the Contract.
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For updated Portfolio expense information please refer to Important Information You Should Consider About This Contract and the Appendix – Investment Options Available Under the Contract
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For updated Portfolio performance information please refer to the Appendix – Investment Options Available Under the Contract.

important INFORMATION you should consider about the Contract

Your Contract prospectus dated May 1, 2004, as supplemented, contains more information about the Contract’s features, benefits, and risks in addition to what is listed below.

	FEES AND EXPENSES			Location in Prospectus
Are There Charges for Early Withdrawal?
No. The Contract does not impose any surrender charges or early withdrawal penalties. You may withdraw part or all of Your money at any time during the Accumulation Period without paying a withdrawal charge. However, withdrawals may reduce Your Annuity Value and death benefit and may be subject to income tax and a 10% federal penalty tax if You are under age 59½.
Annuity Contract Fee Table Access to Your Money
Are There Transaction Charges?
Yes. While there are no surrender charges or contract adjustments, the Contract does impose certain transaction charges:
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Transfer Charge: $10 for each transfer after the first 12 transfers in a Contract year.
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Premium Taxes: May apply depending on state (0%–3.50%).
Annuity Contract Fee Table Expenses
Are There Ongoing Fees and Expenses? (annual charges)
Yes. The table below describes the fees and expenses that You may pay each year, depending on the options You choose. Please refer to Your Contract specifications page for information about the specific fees You will pay each year based on the options You have elected.
Annuity Contract Fee Table Appendix – Investment Options Available Under the Contract
	Annual Fee	Minimum	Maximum
	Base Contract[1]	0.65%
	Portfolio Company (fund fees and expenses)[2]	0.29%	0.86%
1 As a percentage of average Separate Account Value.
2 As a percentage of net assets.
Because Your Contract is customizable, the choices You make affect how much You will pay. To help You understand the cost of owning Your Contract, the following table shows the lowest and highest cost You could pay each year based on current charges. This estimate assumes that You do not take withdrawals from the Contract, which could add surrender charges and negative Contract Adjustments that substantially increase costs.

	Lowest Annual Cost $974	Highest Annual Cost $1,551
	Assumes:	Assumes:
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Investment of $100,000
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5% annual appreciation
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Least expensive Portfolio Company fees and expenses
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No optional benefits
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No sales charges
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No additional Purchase Payments, transfers, or withdrawals

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Investment of $100,000
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5% annual appreciation
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Most expensive combination of optional benefits and Portfolio Company fees and expenses
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No sales charges
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No additional Purchase Payments, transfers, or withdrawals

	RISKS			Location in Prospectus
Is There a Risk of Loss From Poor Performance?
Yes. There is a risk of loss from poor performance. The value of Your Contract will fluctuate based on the investment performance of the Subaccounts You choose. You bear the investment risk for amounts allocated to the variable investment options, and You could lose money, including principal.
The Annuity Contract Performance
Is This a Short-Term Investment?
No. The Contract is not a short‑term investment and is not appropriate for investors who need ready access to cash. It is designed for long‑term, tax‑deferred accumulation. While this Contract imposes no surrender charges or contract adjustments, amounts You withdraw may be subject to income taxes and, if You are under age 59½, a 10% federal penalty tax. Partial withdrawals are also limited (e.g., not permitted if they would reduce Cash Value below $2,500, and no partial withdrawals from the Fixed Account without our consent), and payments may be deferred under limited market‑closure or emergency conditions.
Summary – The Annuity Contract Annuity Contract Fee Table Taxes Access to Your Money
What are the Risks Associated with Investment Options?
An investment in the Contract is subject to the risk of poor investment performance. The value of Your Contract will vary based on the performance of the Investment Options You select. Each Investment Option has its own unique risks, and You should review the available Portfolios before making an investment decision.
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Variable Options: The Subaccounts invest in Portfolios of the Janus Aspen Series, which are subject to market risk, including possible loss of principal.
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Fixed Account: While the Fixed Account guarantees principal and a minimum interest rate (4%), it is subject to the insurer’s claims-paying ability.
Investment Choices Performance
What are the Risks Related to the Insurance Company?
An investment in the Contract is subject to risks related to the Insurance Company. Any guarantees, obligations, or benefits under the Contract—including those associated with the Fixed Account—are backed by Transamerica Life Insurance Company and depend on its claims-paying ability. If the company cannot meet its obligations, You may not receive the guaranteed amounts.

Additional information about Transamerica Life Insurance Company, including its financial condition is available by visiting transamerica.com or by calling toll-free (800)525-6205.
Transamerica Life Insurance Company (formerly Western Reserve Life Assurance Co. of Ohio)
	RESTRICTIONS			Location in Prospectus
Are There Restrictions on the Investment Options?
Yes. There are restrictions that may limit the Investment Options You can choose and how You may transfer Contract value among them. Key limits and reservations of rights include:
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Availability limits. The Fixed Account is not available in all states.
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Transfers involving the Fixed Account (accumulation phase). Currently allowed once per Contract year, but the Company may require: written requests; transfers only during the 30‑day window after each Contract anniversary; and caps on the amount transferable (greater of 25% of Fixed Account Value or the prior year’s amount). The Company may defer transfers from the Fixed Account for up to six months, and Internet transfers from the Fixed Account are not available.
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Transfers during the income phase. You may transfer only between Subaccounts; no transfers to or from the Fixed Account. Minimum transfer is the lesser of $10 of monthly income or the entire monthly income in the source Subaccount. The Company may limit Subaccount transfers to once per Contract year after annuitization.
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General transfer limits & fees. All transfers made in one day are treated as one transfer; after 12 transfers per Contract year, a $10 fee applies.
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Market timing / disruptive trading controls. The Company may reject Premium or transfer requests, modify or restrict transfer privileges (e.g., require original signatures by U.S. Mail; impose holding periods; limit number, size, frequency, manner, or timing of transfers), reverse harmful transfers, aggregate related policies, and discontinue expedited channels (telephone/fax/Internet) at any time.
The Fixed Account Transfers Annuity Payments (The Income Phase) Annuity Contract Fee Table Disruptive Trading and Market Timing Telephone, Fax and Internet Transactions
Are There any Restrictions on Contract Benefits?
Yes. Certain Contract benefits have restrictions and limitations, and some features may be modified or discontinued by the Insurance Company.
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Death benefit limitations. Payable only before the Maturity Date; after annuitization, availability depends on the annuity option elected (some options provide no death benefit).
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Annuitization timing. You cannot annuitize until at least the 5th Contract anniversary; the Maturity Date cannot be earlier than the end of the fifth Contract year.
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Withdrawals and access limits. No partial withdrawals if doing so would reduce Cash Value below $2,500; no partial withdrawals from the Fixed Account without Transamerica’s  consent. Payments can be deferred in limited circumstances (e.g., market closure/emergencies).
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State availability of options. The Fixed Account is not available in all states; in NJ and WA You may not direct or transfer money to the Fixed Account. Some annuity payment options are not available in all states.
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Company modification/termination rights (features/programs). Transamerica may limit or restrict transfers, discontinue programs like systematic exchanges and asset rebalancing with notice, and modify procedures to deter disruptive trading.
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Contract variations. Certain provisions may vary to comply with state law; the Company may modify the Contract to meet legal requirements.
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Effect of withdrawals on benefits. Withdrawals reduce Annuity Value and may reduce the death benefit (per formula). There are no living benefit riders in this Contract, so there are no benefit-specific withdrawal thresholds that would reduce benefits by more than the amount withdrawn or terminate a rider.
Death Benefit Annuity Payments Access to Your Money Investment Choices Transfers & Disruptive Trading Systematic Exchanges Variations in Contract Provisions Taxes
	TAXES			Location in Prospectus
What Are the Contract’s Tax Implications?
The Contract has important tax implications. You should consult with a qualified tax professional to understand how an investment in this Contract and any Purchase Payments may affect Your personal tax situation.
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Tax-qualified plans and IRAs: Purchasing this Contract through a tax-qualified plan or IRA does not provide any additional tax benefit because those arrangements already offer tax deferral.
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Withdrawals: Amounts withdrawn during the Accumulation Period are generally taxed as ordinary income and may be subject to a 10% federal penalty tax if You are under age 59½.
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Annuity payments: A portion of each payment may be taxable as income.
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Death benefits: Generally taxable to the recipient under the same rules as withdrawals or annuity payments.
Taxes
	CONFLICT OF INTEREST			Location in Prospectus
How Are Investment Professionals Compensated?
Yes. Some investment professionals may receive compensation for selling the Contract. This compensation is typically paid in the form of commissions and may include other payments or incentives from affiliates or third parties. These arrangements can create a financial incentive for investment professionals to recommend this Contract over other investment products.

Our current affiliate, Transamerica Capital, LLC (“TCL”) formerly AFSG Securities Corporation (AFSG) is the principal underwriter and may share the revenue we earn on this Contract with Your investment professional’s firm.
Distribution of the Contracts
Should I Exchange My Contract?
Yes. Some investment professionals may have a financial incentive to recommend that You exchange Your existing contract for a new one. You should only exchange Your contract if, after comparing the features, fees, and risks of both contracts—and considering any surrender charges, tax implications, or other penalties for terminating Your existing contract—You determine that the new contract is more beneficial for Your situation.

Exchanging a contract may result in:
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Loss of benefits under Your current contract.
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Payment of taxes or penalties.
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Additional fees or charges on the new contract.
Carefully review both contracts and consult with a financial professional before making this decision.
Exchanges

APPENDIX

INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT
The following is a list of current Portfolio Companies available under the Contract, which are subject to change as discussed in this prospectus. Depending on the optional benefits You choose, You may not be able to invest in certain Portfolio Companies.
Certain Subaccounts may not be available in all states, at all times or through all financial intermediaries. We may discontinue offering any Subaccount at any time. In some cases, a Subaccount not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a Subaccount, please contact Your financial intermediary or our Administrative Office.
More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at https://dfinview.com/Transamerica/TAHD/89358R127?site=VAVUL.
You can also request this information at no cost by calling our Administrative Office at (800)525-6205.
The current expenses and performance below reflects fee and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that Your Contract may charge. Expenses would be higher, and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Seeks long-term capital growth, consistent with preservation of capital and balanced by current income.	Janus Henderson Balanced Portfolio - Institutional Advised by: Janus Henderson Investors US, LLC	0.62%	15.11%	8.48%	10.14%
Seeks to obtain maximum total return, consistent with preservation of capital.	Janus Henderson Flexible Bond Portfolio - Institutional Advised by: Janus Henderson Investors US, LLC	0.64%	7.40%	-0.23%	2.32%
Seeks long-term growth of capital.	Janus Henderson Forty Portfolio - Institutional Advised by: Janus Henderson Investors US, LLC	0.62%	18.14%	11.65%	16.24%
Seeks long-term growth of capital.	Janus Henderson Global Technology and Innovation Portfolio - Institutional Advised by: Janus Henderson Investors US, LLC	0.73%	25.15%	13.71%	21.48%
Seeks capital appreciation.	Janus Henderson Mid Cap Value Portfolio - Institutional Advised by: Janus Henderson Investors US, LLC	0.86%	6.50%	8.69%	8.66%
Seeks long-term growth of capital.	Janus Henderson Research Portfolio - Institutional Advised by: Janus Henderson Investors US, LLC	0.82%	18.39%	14.11%	15.88%
To seek as high a level of current income as is consistent with preservation of capital and liquidity.	Transamerica BlackRock Government Money Market VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.29%	4.07%	3.05%	1.91%

(1)  Some Subaccounts may be available for certain policies and may not be available for all policies. You should work with Your registered representative to decide which Subaccount(s) may be appropriate for You based on a thorough analysis of Your particular insurance needs, financial objective, investment goals, time horizons, and risk tolerance.
(2) There can be no assurance that any money market Portfolio offered under this Contract will be able to maintain a stable net asset value per share during extended periods of low interest rates, and partly as a result of Contract charges, the yield on the money market Subaccount may become extremely low and possibly negative.

NOTE: All underlying fund Portfolios in the Transamerica Series Trust are advised by Transamerica Asset Management. The entities listed are the sub-advisors unless otherwise indicated.

CLOSED INVESTMENT OPTIONS:
The following Subaccount is only available to Owners that held an investment in this Subaccount on December 21, 2007. However, if any such Owner surrenders all of his or her money from this Subaccount after December 21, 2007, that Owner may not reinvest in this Subaccount.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Seeks long-term growth of capital.	Janus Henderson Overseas Portfolio - Institutional Advised by: Janus Henderson Investors US, LLC	0.72%	28.87%	9.44%	9.24%

Effective December 12, 2011, the following Subaccount was closed to new investments.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Seeks long-term growth of capital.	Janus Henderson Enterprise Portfolio - Institutional Advised by: Janus Henderson Investors US, LLC	0.72%	7.67%	7.62%	12.79%
Seeks long-term growth of capital.	Janus Henderson Global Research Portfolio - Institutional Advised by: Janus Henderson Investors US, LLC	0.82%	20.92%	12.51%	12.93%

Please retain this Notice for future reference. The last prospectus and statement of additional information for the Contract dated May 1, 2004, as supplemented, contains more information about the Contract. You may contact us for additional information free of charge at (800)525-6205 or write us at:
Transamerica Life Insurance Company
6400 C Street SW
Cedar Rapids, IA 52499
Reports and other information about the Separate Account are available on the SEC’s website at sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Product File Number on Edgar System - 333-249149
EDGAR Contract Identifier No. is #C000223610